UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended September 30, 2023
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd
10 Bressenden Place,
London, SW1E 5DH,
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F  ☐

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2023

Signatures

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This report on Form 6-K contains certain forward-looking statements concerning plans and expectations of management for future operations or economic performance, or assumptions related thereto, including our financial forecast and statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report on Form 6-K. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following are some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events
•future operating or financial results;
•potential acquisitions, and joint ventures, business strategy and expected capital spending;
•operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•fluctuations in currencies and interest rates;
•general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;
•our ability to continue to comply with all our debt covenants;
•our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;
•estimated future capital expenditures needed to preserve our capital base;
•our expectations about the availability of vessels to purchase, or the useful lives of our vessels;
•our continued ability to enter into long-term, fixed-rate time charters with our customers;
•our vessels engaging in ship to ship transfers of liquified petroleum gas (“LPG”) or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•the impact of the Russian invasion of Ukraine and economic sanctions related thereto;
•the conflict between Israel and Hamas in the Gaza region and other geopolitical tensions;
•our ability to employ and retain suitably experienced commercial and technical staff;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;
•potential liability from future litigation;
•our expectations relating to share repurchases and the payment of dividends;
•our ability to maintain appropriate internal control over financial reporting and, our disclosure controls and procedures;
•failure of a key information technology system or process or exposure to fraud, security breaches or cyber attacks;
•the impact of cyber crime and changing financial fraud environment.
•our expectations regarding the financial success of the Ethylene Export Terminal (as defined below) and our related Export Terminal Joint Venture (as defined below) and our expectations regarding the completion of construction, and the financial success of the Terminal Expansion Project (as defined below);
•our expectations regarding the financial success of our Luna Pool collaborative arrangement and our Navigator Greater Bay Joint Venture (as defined below); and
•other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.
All forward-looking statements included in this report on Form 6-K are made only as of the date of this report. New factors that could cause actual results or events to differ materially from anticipated results or events emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results or events to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to     Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refers to the 56 vessels we owned and operated as of November 13, 2023.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on April 4, 2023 (the “2022 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of 56 liquefied gas carriers, which includes the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”) through a joint venture (the “Export Terminal Joint Venture”).

In September 2022, the Company entered into a joint venture (the “Navigator Greater Bay Joint Venture”) with Greater Bay Gas Co. Ltd. (“Greater Bay Gas”), which has acquired a total of five ethylene vessels. The Navigator Greater Bay Joint Venture is owned 60% by the Company and 40% by Greater Bay Gas and is fully consolidated in the Company’s consolidated financial statements. The vessel acquisitions allow the Company to increase its share of the Pool points, according to which Luna Pool earnings are allocated between the Pool Participants and with the acquisitions the Company controls all the vessels in Luna Pool.

Our liquefied gas carrier fleet currently consists of 42 handysize liquefied gas carriers, which we define as those with capabilities between 15,000 and 24,999 cubic meters, or “cbm”. In addition, we have five larger 37,300 – 38,000 cbm midsize liquefied gas carriers; five 12,000 cbm ethylene carriers and four smaller 3,770 – 9,000 cbm semi-refrigerated liquefied gas carriers. Of our total fleet of 56 liquefied gas carriers, 25 are ethylene or ethane capable gas carriers.

Our handysize liquefied gas carriers typically transport LPG on short or medium routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading or discharge infrastructure and/or vessel size restrictions. These handysize liquefied gas carriers are amongst the largest semi-refrigerated vessels in the world, which also makes them the ideal choice for transporting petrochemicals on long routes, typically intercontinental.

We play a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’. We carry LPG typically for major international energy companies, state-owned utilities and reputable commodities traders. LPG, which consists of propane and butane, is a relatively clean alternative energy source with more than 1,000 applications, including as a heating, cooking and transportation fuel and as a petrochemical and refinery feedstock. LPG is a by-product of oil refining and natural gas extraction, and shale gas, principally from the U.S.

We also carry petrochemical gases for numerous industrial users. Petrochemical gases, including ethylene, propylene, butadiene and vinyl chloride monomer, are derived from the cracking of petroleum feedstocks such as ethane, LPG and naphtha and are primarily used as raw materials in various industrial processes, like the manufacture of plastics, vinyl and rubber, with a wide application of end uses. Our vessels also carry ammonia mainly for the producers of fertilizers in the agricultural industry, and for ammonia traders.

We own a 50% share in the Ethylene Export Terminal at Morgan’s Point, Texas on the Houston Ship Channel through our Export Terminal Joint Venture. The Ethylene Export Terminal, which comprises an ethylene refrigeration unit and an ethylene cryogenic storage tank with a capacity of 30,000 tons, has the capacity to export approximately one million tons of ethylene per year and is capable of loading ethylene-capable gas carriers at rates of 1,000 tons per hour. The Export Terminal Joint Venture has entered into several take or pay offtake agreements, which had initial minimum terms of five years with aggregate minimum throughput commitments of 938,000 tons of ethylene annually, or 94% of the terminal’s nameplate capacity. In November 2022, we announced our intention to participate in a capital project under our Export Terminal Joint Venture, together with our joint venture partner, to extend the Ethylene Export Terminal, (the "Terminal Expansion Project”) under the existing joint venture agreement. When completed, the Terminal Expansion Project is expected to provide significant additional ethylene refrigeration capacity for the Export Terminal Joint Venture (expanding the Ethylene Export Terminal's export capacity of ethylene from approximately one million tons per year to at least 1.55 million tons per year). Construction of the expansion has commenced and is expected to be completed in the second half of 2024, at which time the additional terminal capacity would begin commercial service. The total capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $120-130 million, of which $27 million has been contributed as of September 30, 2023.

Our Fleet

The following table sets forth our vessels as of November 13, 2023:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2025

Ethylene/ethane capable semi-refrigerated handysize
Navigator Pluto*	2000	22,085	Drydock	—	—
Navigator Saturn*	2000	22,085	Time Charter	Ethylene	April 2024
Navigator Venus*	2000	22,085	Spot Market	Ethylene	—
Navigator Atlas*	2014	21,000	Spot Market	Ethylene	—
Navigator Europa*	2014	21,000	Time Charter	Ethane	December 2023
Navigator Oberon*	2014	21,000	Spot Market	Ethylene	—
Navigator Triton*	2015	21,000	Spot Market	Ethylene	—
Navigator Umbrio*	2015	21,000	Time Charter	Ethane	December 2023
Navigator Luna*	2018	17,000	Spot Market	Ethylene	—
Navigator Solar*	2018	17,000	Spot Market	Ethylene	—
Navigator Castor*	2019	22,000	Spot Market	Ethylene	—
Navigator Equator*	2019	22,000	Spot Market	Ethylene	—
Navigator Vega*	2019	22,000	Spot Market	Ethylene	—

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	January 2024
Navigator Capricorn	2008	20,750	Time Charter	Butane	October 2024
Navigator Gemini	2009	20,750	Spot Market	Butadiene	—
Navigator Pegasus	2009	22,200	Time Charter	Propylene	March 2024
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	September 2024
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2024
Navigator Taurus	2009	20,750	Time Charter	Ammonia	January 2024
Navigator Virgo	2009	20,750	Time Charter	Butane	April 2024
Navigator Leo	2011	20,600	Time Charter	LPG	December 2023
Navigator Libra	2012	20,600	Time Charter	LPG	December 2023
Atlantic Gas	2014	22,000	Time Charter	LPG	February 2024

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Adriatic Gas	2015	22,000	Time Charter	LPG	November 2024
Balearic Gas	2015	22,000	Time Charter	LPG	December 2023
Celtic Gas	2015	22,000	Spot Market	Butadiene	—
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2024
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2024
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2024
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2024
Bering Gas	2016	22,000	Spot Market	Butadiene	—
Navigator Luga	2017	22,000	Time Charter	LPG	July 2024
Navigator Yauza	2017	22,000	Time Charter	LPG	July 2024
Arctic Gas	2017	22,000	Spot Market	Butadiene	—
Pacific Gas	2017	22,000	Time Charter	LPG	May 2024

Semi-refrigerated smaller size
Happy Falcon**	2002	3,770	Unigas Pool	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2025
Navigator Grace	2010	22,500	Time Charter	Ammonia	January 2025
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2024
Navigator Genesis	2011	22,500	Time Charter	Ammonia	January 2025
Navigator Global	2011	22,500	Spot Market	—	—
Navigator Gusto	2011	22,500	Time Charter	Ammonia	March 2024
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027
* denotes our owned vessels that operate within the Luna Pool
** denotes our owned vessels that operate within the independently managed Unigas Pool

Recent Developments

Cash Dividend and Share Repurchases

On October 18, 2022, the Company announced the authorization by the Company’s Board of Directors (the “Board”) of a share repurchase program of up to $50.0 million of its common stock, which was subsequently fully implemented via open market purchases, privately negotiated transactions, or in accordance with an approved trading plan (under Rule 10b5-1). In addition, on May 22, 2023, the Company announced its current return of capital policy incorporating a new share repurchase plan, authorized by the Company’s Board of Directors, pursuant to which the Company may repurchase up to an aggregate of $25.0 million of the Company’s shares of common stock, as well as a dividend policy (together, the “Capital Return Policy”).

As of September 30, 2023, the Company has purchased and canceled 4,026,880 shares of common stock for a total amount of approximately $53.0 million (an average price of $13.19 per share).

On November 13, 2023, the Board declared a cash dividend of $0.05 per share of the Company’s common stock, for the quarter ended September 30, 2023 (the “Dividend”). The Dividend will be payable on December 21, 2023, to all shareholders of record as of the close of business New York time on December 7, 2023. The aggregate amount of the dividend is expected to be approximately $3.7 million, which the Company anticipates will be funded from cash on hand.

The dividend is based on the Company's current Capital Return Policy, which is subject to operating needs and other circumstances, of paying out quarterly cash dividends of $0.05 per share of common stock and returning additional capital in the form of additional cash dividends and/or share repurchases, such that the two elements combined equal at least 25% of net income for the applicable quarter.

As part of the Capital Return Policy,the Company expects to repurchase approximately $1.1 million of the Company’s common stock (the “Share Repurchases”) between November 16, 2023 and December 31, 2023, such that the Dividend and share repurchases together equal 25% of net income for the quarter ended September 30, 2023. Any such share repurchases will be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission.

Declarations of any dividends in the future, and the amount of any such dividend, are subject to the discretion of the Company’s Board. The Capital Return Policy does not oblige the Company to pay any dividends or repurchase any of its shares and it may be suspended, discontinued or modified by the Company at any time, for any reason. Further, the timing of any share repurchases under the Capital Return Policy will be determined by the Company’s management and will depend on market conditions, legal requirements, stock price, as well as other factors.
Ethylene Export Terminal
The Ethylene Export Terminal had a throughput during the third quarter of 2023 totaling 249,857 metric tons, compared to 189,140 metric tons during the third quarter of 2022.

We, together with Enterprise Products Partners L.P, our joint venture partner, have agreed to the Terminal Expansion Project, which is expected to increase the export capacity from approximately one million tons per year to at least 1.55 million tons. Long lead items have already been ordered and construction, which is expected to be completed in the fourth quarter of 2024, has commenced. The total capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $125 million which the Company expects to finance using existing cash resources, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt.

Azane Fuel Solutions Ammonia Bunkering
On October 25, 2023 the Company , together with Yara Growth Ventures, announced that each of them had successfully acquired a 14.5% interest in the Norwegian startup Azane Fuel Solutions AS (“Azane”) for 2.7 million EUR (approximately $3.0 million). Azane, a joint venture between ECONNECT Energy AS and Amon Maritime AS was founded in Norway in 2020 to develop proprietary technology and services for ammonia fuel handling, to facilitate the transition to green fuels for shipping.

Subject to customary conditions, Azane intends to build the world’s first ammonia bunkering network, with Yara Clean Ammonia already pre-ordering 15 units from Azane. The first green ammonia bunkering units are scheduled to be delivered in 2025 enabling low carbon fuel offering to shipowners. The investment made by Yara and Navigator is expected to enable Azane to begin construction of its first bunkering unit for ammonia supply in Norway, aiming to kickstart the transition to zero-carbon fuels for maritime transportation. Future value creation for Azane is expected to come through international expansion with its bunkering solutions and broadening of its offerings in ammonia fuel handling technology.

Purchase of 2020 Unsecured Bonds

On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

In September 2023, we purchased an aggregate of $9.0 million of the 2020 Bonds in the open market using cash on hand. These purchased 2020 Bonds have not been canceled or redeemed and the Company intends to hold the bonds to maturity.
Shipping Trends

Utilization across the fleet increased from 89.0% in the second quarter of 2023 to 93.4% in the third quarter of 2023. Utilization during third quarter of 2022 was 84.9%. The increase in utilization over the third quarter 2023 of 8.8% is primarily driven by improvement in the market conditions for the ethylene capable vessels in our fleet.

During the third quarter of 2023, the handysize 12-month market assessment for semi-refrigerated and fully refrigerated vessels increased by $12,000 and $20,000 per calendar month (“pcm”), to $800,000 pcm and $772,000 pcm, respectively. The handysize ethylene market assessment increased by $40,000 pcm to $1,000,000 pcm.

During the third quarter of 2023 we experienced downward pressure on ethylene arbitrage to Asia, however this was balanced by increased activity on ethane movements, both transatlantic and to Asia, the latter being relatively long voyages and increasing the ton/mile. Guiding spot rates on the ethylene segment remained flat during the third quarter of 2023, however utilization and time charter assessments have improved.

We have 32 vessels engaged under time charters ("TC") and 15 vessels on spot voyage charters and contracts of affreightment ("CoA"). From October 31, 2023 to October 31, 2024, we currently expect to have 38% of our ship days covered under time charter. Our midsize and fully refrigerated vessels are fully employed on time charters, our semi-refrigerated vessels are employed under time charters and spot voyage charters, and most of the Ethylene capable vessels are employed on the spot voyage market.

The fourth quarter of 2023 and the first quarter of 2024 are typically busier seasons for our fleet. We expect to see an increase in spot activity and an increase in time charter assessment as well as a continuation of the positive market developments we have recently seen.

Unaudited Results of Operations for the Three months ended September 30, 2023 compared to the Three months ended September 30, 2022
The following table compares our operating results for the three months ended September 30, 2023 and 2022:

	Three months ended September 30, 2022	Three months ended September 30, 2023	Percentage Change
	(in thousands, except Percentage Change)
Operating revenues	$93,960	$125,541	33.6%
Operating revenues – Unigas Pool	9,615	12,227	27.2%
Operating revenues – Luna Pool collaborative arrangements	3,238	—	(100.0)%
Total operating revenue	106,813	137,768	29.0%
Expenses, net:
Brokerage commission	1,430	1,788	25.0%
Voyage expenses	20,208	20,561	1.7%
Voyage expenses – Luna Pool collaborative arrangements	3,643	19	(99.5)%
Vessel operating expenses	38,663	39,565	2.3%
Depreciation and amortization	32,842	32,353	(1.5)%
General and administrative costs	6,137	7,357	19.9%
Profit from sale of vessel	—	—	-
Other income	(60)	—	100.0%
Total operating expenses	102,863	101,643	(1.2)%
Operating Income	3,950	36,125	814.6%
Other income/(expense)
Foreign currency exchange gain on senior secured bond	5,117	—	(100.0)%
Unrealized gain / (loss) on non-designated derivative instruments	2,541	(972)	(138.3)%
Interest expense	(13,166)	(18,189)	38.3%
Interest income	170	1,768	940.0%
(Loss) / Income before taxes and share of result of equity method investments	(1,388)	18,732	(1449.6)%
Income taxes	(426)	(1,120)	162.9%
Share of result of equity method investments	4,673	3,771	(19.3)%
Net Income	2,859	21,383	647.9%
Net income attributable to non-controlling interest	(414)	(2,270)	448.3%
Net Income attributable to stockholders' of Navigator Holdings Ltd.	$2,445	$19,113	681.7%
Operating Revenues. Operating revenues, net of address commissions, was $125.5 million for the three months ended September 30, 2023, an increase of $31.6 million or 33.6% compared to $94.0 million for the three months ended September 30, 2022. This increase was primarily due to:
•    an increase in operating revenues of approximately $15.5 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $26,278 per vessel per day ($799,279 per vessel per calendar month) for the three months ended September 30, 2023, compared to an average of approximately $22,022 per vessel per day ($669,890 per vessel per calendar month) for the three months ended September 30, 2022;
•    an increase in operating revenues of approximately $9.5 million attributable to an increase in fleet utilization, which rose to 93.4% for the three months ended September 30, 2023, compared to 84.9% for the three months ended September 30, 2022;
•    an increase in operating revenues of approximately $6.2 million or 8.45%, attributable to a 333 day increase in vessel available days for the three months ended September 30, 2023, compared to the three months ended September 30, 2022. This increase was in part as a result of five handysize vessels acquired by the Navigator Greater Bay Joint Venture being fully operational during the three months ended September 30, 2023, and not included in the revenue for the three months ended September 30, 2022, and in part as a result of fewer vessels in drydock for the three months ended September 30, 2023, compared to the three months ended September 30, 2022;
•    a increase in operating revenues of approximately $0.4 million primarily attributable to a increase in pass through voyage costs for the three months ended September 30, 2023, compared to the three months ended September 30, 2022.

The following table presents selected operating data for the three months ended September 30, 2023, and 2022, which we believe are useful in understanding the basis for movement in our operating revenues.

	Three months ended September 30, 2022	Three months ended September 30, 2023
* Fleet Data:
Weighted average number of vessels	44.0	47.0
Ownership days	4,048	4,324
Available days	3,943	4,276
Earning days	3,349	3,995
Fleet utilization	84.9%	93.4%
** Average daily time charter equivalent rate	$22,022	$26,278

* Fleet Data - Our nine owned smaller vessels in the independent commercially managed Unigas Pool and the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture are not included in this data.

** Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE exclude the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE, as we believe it provides additional meaningful information in conjunction with net operating revenues because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other companies.
Reconciliation of Operating Revenues to TCE
The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three months ended September 30, 2022	Three months ended September 30, 2023
	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
*** Operating revenue	$93,960	$125,541
*** Voyage expenses	20,208	20,561
Operating revenue less voyage expenses	73,752	104,980
Earning days	3,349	3,995
Average daily time charter equivalent rate	$22,022	$26,278
***Operating revenues and voyage expenses excluding collaborative arrangements and Unigas pool.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $12.2 million for the three months ended September 30, 2023, compared to $9.6 million for the three months ended September 30, 2022, and represents our share of the revenues earned from our nine vessels operating within the Unigas Pool, based on agreed pool points.
Operating Revenues – Luna Pool Collaborative Arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers' fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenues - Luna Pool collaborative arrangements was $nil for the three months ended September 30, 2023, compared to $3.2 million for the three months ended September 30, 2022 and represents our share of pool net revenues generated by the other participant’s vessels in the pool, prior to the acquisition of the vessels by Navigator Greater Bay Joint Venture. This decrease was primarily as a result of the arrangement ending following the acquisition of the final vessel Navigator Vega on April 13, 2023.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, increased by $0.4 million or 25.0% to $1.8 million for the three months ended September 30, 2023, from $1.4 million for the three months ended September 30, 2022, primarily due to an increase in operating revenues on which brokerage commissions are based.
Voyage Expenses. Voyage expenses increased by $0.4 million or 1.7% to $20.6 million for the three months ended September 30, 2023, from $20.2 million for the three months ended September 30, 2022. These voyage expenses are pass through costs, corresponding to an increase in operating revenues of the same amount.

Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $nil for the three months ended September 30, 2023, compared to $3.6 million for the three months ended September 30, 2022. These voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by both our vessels and those of the Navigator Greater Bay Joint Venture in the pool. This decrease was primarily as a result of the arrangement ending following the acquisition of the final vessel Navigator Vega on April 13, 2023.

Vessel Operating Expenses. Vessel operating expenses increased by $0.9 million or 2.3% to $39.6 million for the three months ended September 30, 2023, from $38.7 million for the three months ended September 30, 2022. Average daily vessel operating expenses decreased by $250 per vessel per day, or 3.2%, to $7,680 vessel per day for the three months ended September 30, 2023, compared to $7,930 per vessel per day for the three months ended September 30, 2022.
Depreciation and Amortization. Depreciation and amortization decreased by $0.5 million. Depreciation and amortization included amortization of capitalized drydocking costs of $4.4 million and $5.5 million for the three months ended September 30, 2023 and 2022, respectively.
General and Administrative Costs. General and administrative costs increased by $1.2 million or 19.9% to $7.4 million for the three months ended September 30, 2023, from $6.1 million for the three months ended September 30, 2022.
Non-operating Results

Foreign Currency Exchange Gain on Senior Secured Bonds.  In December 2022, we redeemed all of the 600 million Norwegian Kroner then outstanding principal amount of our senior secured bonds (the “2018 Bonds”) and no exchange gains and losses were recorded for the three months ended September 30, 2023. A foreign currency exchange gain of $5.1 million was recorded for the three months ended September 30, 2022, as a result of the Norwegian Kroner weakening against the U.S. Dollar.

Unrealized Gains / (Losses) on Non-designated Derivative Instruments. The unrealized loss of $1.0 million on non-designated derivative instruments for the three months ended September 30, 2023, relates to a fair value loss on interest rate swaps across a number of our secured term loan and revolving credit facilities, as a result of a decrease in forward U.S. Libor and Secured Overnight Financing Rate (“SOFR”) interest rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities. The unrealized gains on non-designated derivative instruments of $2.5 million for the three months ended September 30, 2022, primarily related to fair value gains of $7.6 million on our interest rate swaps across a number of our secured term loan and revolving credit facilities, as a result of continued increases in forward U.S. Dollar Libor interest rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities, off-set by a loss on our cross-currency interest rate swap of $5.1 million which was due to further strengthening of the U.S. Dollar against the Norwegian Kroner.

Interest Expense. Interest expense increased by $5.0 million, or 38.3%, to $18.2 million for the three months ended September 30, 2023, from $13.2 million for the three months ended September 30, 2022. This is primarily as a result of increases in U.S. Libor and SOFR rates and the draw down of facilities that provided financing for the acquisition of five ethylene carriers by the Navigator Greater Bay Joint Venture.
Income Taxes. Income taxes relate to taxes on our subsidiaries incorporated in the United States of America, as well as other countries around the world where we have subsidiaries. Income taxes increased to $1.1 million for the three months ended September 30, 2023, compared to $0.4 million for the three months ended September 30, 2022, primarily as a result of current and deferred taxes on our portion of the profits from the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was an income of $3.8 million for the three months ended September 30, 2023, compared to an income of $4.7 million for the three months ended September 30, 2022. This decrease is a result of higher gas prices resulting in reduced throughput rates, offset by increased volumes exported through the Ethylene Export Terminal, of 249,857 tons for the three months ended September 30, 2023, compared to 189,140 tons for the three months ended September 30, 2022,
Non-Controlling Interest. We entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle of a financial institution (“Lessor SPV”). Although we do not hold any equity investments in this Lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this Variable Interest Entity ("VIE") into our financial results. The net income attributable to the Lessor SPV was $0.4 million and this is presented as a non-controlling interest for each period for both the three months ended September 30, 2023, and three months ended September 30, 2022.
In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator and Navigator Vega. The joint venture is owned 60% by the Company and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a non-controlling interest. A gain attributable to Greater Bay Gas of $1.9 million is presented as the non-controlling interest in our financial results for the three months ended September 30, 2023.

Unaudited Results of Operations for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022
The following table compares our operating results for the nine months ended September 30, 2023 and 2022:

	Nine months ended September 30, 2022	Nine months ended September 30, 2023	Percentage Change
		(in thousands, except Percentages Change)
Operating revenues	$300,231	$364,271	21.3%
Operating revenues – Unigas Pool	34,508	37,479	8.6%
Operating revenues – Luna Pool collaborative arrangements	15,768	7,355	(53.4)%

Total operating revenue	350,507	409,105	16.7%
Expenses, net:
Brokerage commission	4,406	5,217	18.4%
Voyage expenses	61,808	56,394	(8.8)%
Voyage expenses – Luna Pool collaborative arrangements	15,183	5,561	(63.4)%
Vessel operating expenses	115,342	124,236	7.7%
Depreciation and amortization	95,661	96,374	0.7%
General and administrative costs	19,050	22,335	17.2%
Profit from sale of vessel	(358)	(4,941)	1280.2%
Other income	(258)	(96)	(63)%
Total operating expenses	310,834	305,080	(1.9)%
Operating Income	39,673	104,025	162.2%
Other income/(expense)
Foreign currency exchange gain on senior secured bond	12,558	—	(100.0)%
Unrealized gain / (loss) on non-designated derivative instruments	12,437	(2,028)	(116.3)%
Write off of deferred financing costs	—	(171)	—
Interest expense	(36,857)	(48,543)	31.8%
Interest income	369	3,647	888.3%
(Loss) / Income before taxes and share of result of equity method investments	28,180	56,930	102.0%
Income taxes	(1,490)	(4,269)	186.5%
Share of result of equity method investments	17,933	15,067	(16.0)%
Net Income	44,623	67,728	51.8%
Net income attributable to non-controlling interest	(1,118)	(3,223)	188.3%

Net Income attributable to stockholders' of Navigator Holdings Ltd.	$43,505	$64,505	48.3%

Operating Revenues. Operating revenues, net of address commissions, was $364.3 million for the nine months ended September 30, 2023, an increase of $64.0 million or 21.3% compared to $300.2 million for the nine months ended September 30, 2022. This increase was principally due to:
•an increase in operating revenues of approximately $34.7 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $26,371 per vessel per day ($802,106 per vessel per calendar month) for the nine months ended September 30, 2023, compared to an average of approximately $23,208 per vessel per day ($705,911 per vessel per calendar month) for the nine months ended September 30, 2022;
•an increase in operating revenues of approximately $18.6 million attributable to an increase in fleet utilization, which rose to 92.9% for the nine months ended September 30, 2023, compared to 87.3% for the nine months ended September 30, 2022;
•an increase in operating revenues of approximately $16.1 million or 6.8% attributable to a 797 day increase in vessel available days, for the nine months ended September 30, 2023, compared to the nine months ended September 30, 2022. This increase was in part as a result of the acquisition of four handysize vessels by the Navigator Greater Bay Joint Venture during nine months ended September 30, 2023.
•a decrease in operating revenues of approximately $5.4 million primarily attributable to a decrease in pass through voyage costs for the nine months ended September 30, 2023, compared to the nine months ended September 30, 2022.

The following table presents selected operating data for the nine months ended September 30, 2023, and 2022, which we believe are useful in understanding the basis for movement in our operating revenues.

	Nine months ended September 30, 2022	Nine months ended September 30, 2023
* Fleet Data:
Weighted average number of vessels	44.0	47.0
Ownership days	12,026	12,668
Available days	11,773	12,571
Earning days	10,273	11,675
Fleet utilization	87.3%	92.9%
** Average daily time charter equivalent rate	$23,208	$26,371

* Fleet Data - Our nine owned smaller vessels in the independent commercially managed Unigas Pool and the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture are not included in this data.

** Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE exclude the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE, as we believe it provides additional meaningful information in conjunction with net operating revenues because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE
The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Nine months ended September 30, 2022	Nine months ended September 30, 2023
	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
*** Operating revenue	$300,231	$364,271
*** Voyage expenses	61,808	56,394
Operating revenue less voyage expenses	238,423	307,877
Earning days	10,273	11,675
Average daily time charter equivalent rate	$23,208	$26,371
*** Operating revenues and voyage expenses excluding collaborative arrangements and Unigas pool.
Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $37.5 million for the nine months ended September 30, 2023, compared to $34.5 million for the nine months ended September 30, 2022 and represents our share of the revenues earned from our nine vessels operating within the Unigas Pool, based on agreed pool points.
Operating Revenues – Luna Pool Collaborative Arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers' fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenues - Luna Pool collaborative arrangements was         $7.4 million for the nine months ended September 30, 2023, compared to $15.8 million for the nine months ended September 30, 2022 and represents our share of pool net revenues generated by the other participant’s vessels in the pool, prior to the acquisition of the vessels by Navigator Greater Bay Joint Venture. This decrease was primarily as a result of the arrangement ending following the acquisition of the final vessel Navigator Vega on April 13, 2023.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, increased by $0.8 million to $5.2 million for the nine months ended September 30, 2023, from $4.4 million for the nine months ended September 30, 2022, primarily due to an increase in operating revenues on which brokerage commissions are based.

Voyage Expenses. Voyage expenses increased by $5.4 million or 8.8% to $56.4 million for the nine months ended September 30, 2023, from $61.8 million for the nine months ended September 30, 2022. These voyage expenses are pass through costs, corresponding to an increase in operating revenues of the same amount.
Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $5.6 million for the nine months ended September 30, 2023, compared to $15.2 million for the nine months ended September 30, 2022. These voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by both our vessels and those of the Navigator Greater Bay Joint Venture in the pool. This decrease was primarily as a result of the arrangements ending with the acquisition of the final vessel Navigator Vega on April 13, 2023.
Vessel Operating Expenses. Vessel operating expenses increased by $8.9 million or 7.7% to $124.2 million for the nine months ended September 30, 2023, from $115.3 million, for the nine months ended September 30, 2022. Average daily vessel operating expenses increased by $288 per vessel per day, or 3.6%, to $8,214 per vessel per day for the nine months ended September 30, 2023, compared to $7,927 per vessel per day for the nine months ended September 30, 2022.
Depreciation and Amortization. Depreciation and amortization decreased by $0.7 million to $96.4 million for the nine months ended September 30, 2023, from $95.7 million for the nine months ended September 30, 2022. Depreciation and amortization included amortization of capitalized drydocking costs of $13.6 million and $8.3 million for the nine months ended September 30, 2023 and 2022, respectively.
General and Administrative Costs. General and administrative costs increased by $3.3 million or 17.2% to $22.3 million for the nine months ended September 30, 2023, from $19.1 million for the nine months ended September 30, 2022.

Non-operating Results
Foreign Currency Exchange Gain on Senior Secured Bonds.  In December 2022, we redeemed all of the 2018 Bonds and no exchange gains and losses were recorded for the nine months ended September 30, 2023. A foreign currency exchange gain of $12.6 million was recorded for the nine months ended September 30, 2022 as a result of the Norwegian Kroner weakening against the U.S. Dollar.
Unrealized Gains / (Losses) on Non-designated Derivative Instruments. The unrealized loss of $2.0 million on non-designated derivative instruments for the nine months ended September 30, 2023 relates to a fair value loss on interest rate swaps across a number of our secured term loan and revolving credit facilities, as a result of a decrease in forward U.S.Dollar Libor and SOFR interest rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities. This compared to unrealized gain on non-designated derivative instruments of $12.4 million for the nine months ended September 30, 2022, which primarily related to the fair value gain on interest rate swaps of $17.6 million as a result of an increase in forward U.S.Dollar Libor rates, offset by a loss on a cross-currency interest rate swap of $7.7 million, which was due to the weakening of the Norwegian Kroner against the U.S. Dollar.
Interest Expense. Interest expense increased by $11.7 million, or 31.8%, to $48.5 million for the nine months ended September 30, 2023, from $36.9 million for the nine months ended September 30, 2022. This is primarily as a result of increases in U.S. Libor and SOFR rates and the draw down of facilities that provided financing for the acquisition of five ethylene carriers by the Navigator Greater Bay Joint Venture.
Income Taxes. Income taxes relate to taxes on our subsidiaries incorporated in the United States of America, as well as other countries around the world where we have subsidiaries. Income taxes increased to $4.3 million for the nine months ended September 30, 2023, compared to $1.5 million for the nine months ended September 30, 2022, primarily as a result of current and deferred taxes on our portion of the profits from the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was an income of $15.1 million for the nine months ended September 30, 2023, compared to an income of $17.9 million for the nine months ended September 30, 2022. This decrease is a result of higher gas prices resulting in reduced throughput rates in 2023, offset by increased volumes exported through the Ethylene Export Terminal, of 778,170 tons for the nine months ended September 30, 2023, compared to 724,694 tons for the nine months ended September 30, 2022.
Non-Controlling Interest. We entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle of a financial institution (“Lessor SPV”). Although we do not hold any equity investments in this Lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. The net income attributable to the Lessor SPV was $1.2 million and this is presented as a non-controlling interest for both the nine months ended September 30, 2023 and nine months ended September 30, 2022.
In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator and Navigator Vega. The joint venture is owned 60% by the Company and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a non-controlling interest. A gain attributable to Greater Bay Gas of $2.0 million is presented as the non-controlling interest in our financial results for the nine months ended September 30, 2023. There was no non-controlling interest for the nine months ended September 30, 2022.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of September 30, 2023, we had cash, cash equivalents and restricted cash of $178.7 million.
Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity of no less than (i) $35.0 million or $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt (which was $48.1 million as of September 30, 2023), whichever is greater. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities”, and “2020 Senior Unsecured Bonds” below.
Our primary uses of funds are drydocking and other vessel maintenance expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses, quarterly repayment of bank loans and the Terminal Expansion Project. We also expect to use funds in connection with our Capital Return Policy. In addition our medium-term and long-term liquidity needs relate to debt repayments, repayment of bonds, potential future vessel newbuildings, related investments, vessel acquisitions, and or related port or terminal projects.

As of September 30, 2023, we had $966.4 million in outstanding obligations, which includes principal repayments on long-term debt, including our bonds, commitments in respect of the Navigator Aurora Facility (as described below) and office lease commitments. Of the total outstanding obligations, $123.6 million matures during the twelve months ending September 30, 2024, and $842.8 million matures after September 30, 2024.
We believe, given our current cash balances, that our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for at least the next twelve months, taking into account our existing capital commitments and debt service requirements.
Capital Expenditures

Liquefied gas transportation by sea is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We currently have no newbuildings on order. However, we may place newbuilding orders or acquire additional vessels as part of our growth strategy. We may invest further in terminal infrastructure, such as the expansion of our existing Ethylene Export Terminal. The total capital contributions required from us related to the Terminal Expansion Project are expected to be approximately $120-$130 million. of which $27 million has been contributed as of September 30, 2023.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by / (used in) operating, investing and financing activities for the nine months ended September 30, 2023 and 2022:

	Nine months ended September 30, 2022	Nine months ended September 30, 2023
	(in thousands)
Net cash provided by operating activities	$91,520	$115,532
Net cash provided by/(used in) investing activities	50,195	(162,577)
Net cash (used in)/provided by financing activities	(110,848)	72,243
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,007	274
Net increase in cash, cash equivalents and restricted cash	$32,874	$25,472

Operating Cash Flows. Net cash provided by operating activities for the nine months ended September 30, 2023, increased to $115.5 million, from
$91.5 million for the nine months ended September 30, 2022, an increase of $24.0 million . This increase was primarily due to an increase in net income of $4.6 million, (after adding back the unrealized gains and loss on derivative instruments and our share of the result from equity method investments); a decrease in drydocking payments of $3.5 million and changes in working capital of $12.5 million during the nine months ended September 30, 2023, compared to the nine months ended September 30, 2022.

Net cash flow from operating activities principally depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks, and changes in interest rates and foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels every two and a half to three years. Drydocking each vessel, including travelling to and from the drydock, takes approximately 30 days in total. Drydocking days generally include approximately 5-10 days of voyage time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Nine of our vessels completed their respective drydockings during the nine months ended September 30, 2023, with a further three vessels scheduled for drydocking during the remainder of 2023.

We estimate the current cost of a five-year drydocking for one of our vessels is approximately $1.0 million, a ten-year drydocking cost is approximately $1.3 million, and the 15 year and 17 year drydocking costs is approximately $1.5 million each. We spend significant amounts of funds for the scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. Ongoing costs for compliance with environmental regulations are primarily included as part of drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses.

Investing Cash Flows. Net cash used in investing activities was $162.6 million for the nine months ended September 30, 2023, primarily as a result of $191.7 million for the acquisition of four vessels by Navigator Greater Bay Joint Venture and contributions to our investment in the Ethylene Export terminal of $18 million, offset by distributions received from our investment in the Export Terminal Joint Venture of $24.8 million and proceeds from the sale of Navigator Orion of $20.7 million.

Net cash provided by investing activities of $50.2 million for the nine months ended September 30, 2022 primarily consisted of $26.4 million     relating to proceeds received from the sale of two of our vessels, distributions received from our investment in the Export Terminal Joint Venture of $20.6 million and insurance recoveries on existing damage claims of $6.0 million; offset by investment of $2.8 million in retrofitting ballast water treatment systems on our vessels during drydock to comply with the requirements of the Ballast Water Management Convention.

Financing Cash Flows. Net cash provided by financing activities was $72.2 million for the nine months ended September 30, 2023 primarily as a result of the drawdowns of $123.6 million on our Navigator Greater Bay Joint Venture Secured Term Loan facility to partially finance the acquisition of four vessels; as well as $27.3 million received as a capital contribution from the non-controlling interest for those vessels; a drawdown of $200.0 million on our March 2023 Secured Term Loan (as described below), which provided the financing to repay the balance on two maturing secured term loan facilities totaling $209.5 million and fund $47.6 million for our share repurchase program.

Net cash used in financing activities of $110.8 million for the nine months ended September 30, 2022, related to regular quarterly repayments on our secured term loan facilities of $72.8 million, repayments on our secured term loan facilities of $33.3 million and an extemporaneous repayment of $4.8 million on the Navigator Aurora Facility held within our consolidated lessor VIE.

Terminal Facility

General. In March 2019, Navigator Ethylene Terminals LLC (“Marine Terminal Borrower”), our wholly-owned subsidiary, entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used for the payment of capital contributions to our Export Terminal Joint Venture for construction costs of our Ethylene Export Terminal.

Term and Facility Limits. The Terminal Facility is now converted into a term loan with a final maturity of December 31, 2025. Based on the committed throughput agreements for the Ethylene Export Terminal, a total of $69.0 million was drawn under the Terminal Facility of which $29.7 million was outstanding as of September 30, 2023.

Interest. The Terminal Facility is subject to quarterly repayments of principal and interest. Interest is payable at a rate of Compounded SOFR ("Comp SOFR") plus 275 to 300 basis points over the remaining term of the facility. We have entered into floating to fixed interest rate swap agreements for approximately 80% of the amounts drawn under the Terminal Facility. The Comp SOFR element of the interest rate payable by the Marine Terminal Borrower under these interest rate swap agreements is 0.369% and 0.3615% per annum.

Financial Covenants. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters (or shorter period of time if data for the prior four fiscal quarters is not available) of no less than 1.10 to 1.00.

Restrictive Covenants. The Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and where no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring further indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that require the Marine Terminal Borrower to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage and maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Export Terminal Joint Venture to cause such actions).

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in the 2022 Annual Report.

The table below summarizes our secured term loan and revolving credit facilities as of September 30, 2023:

Facility agreement	Original facility amount	Principal amount outstanding	Interest rate	Loan maturity date
	(in millions)
March 2019	107.0	65.8	Term SOFR + 266 BPS	March 2025
September 2020	210.0	165.6	Comp SOFR + 276 BPS	September 2025
October 2019*	69.1	43.0	Term SOFR + 201 BPS	October 2026
August 2021 Amendment and Restatement Agreement	67.0	43.7	Term SOFR+ 190 BPS	June 2026
DB Credit Facility A	57.7	18.0	Comp SOFR + 247 BPS	April 2027
Santander Credit Facility A	81.0	25.8	Comp SOFR + 247 BPS	May 2027
DB Credit Facility B	60.9	26.6	Comp SOFR + 247 BPS	December 2028
Santander Credit Facility B	55.8	25.6	Comp SOFR + 247 BPS	January 2029
December 2022	111.8	99.3	Term SOFR + 209 BPS	September 2028
Greater Bay JV Secured Term Loan	151.3	144.5	Term SOFR + 220 BPS	December 2029
March 2023 Secured Term Loan	200.0	183.4	Comp SOFR + 210 BPS	March 2029
Total	1,171.6	$841.2

* The October 2019 loan facility relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note
14—Variable Interest Entities to the unaudited condensed consolidated financial statements for additional information.

March 2023 Secured Term Loan. On March 20, 2023, the Company entered into a senior secured term loan with Nordea Bank ABP, ABN AMRO Bank N.V. Skandinaviska Enskilda Banken AB (Publ), and BNP Paribas S.A. to refinance the June 2017 Secured Term Loan and Revolving Credit Facility and the October 2016 Secured Term Loan and Revolving Credit Facility that were due to mature in June and October 2023 respectively.
The March 2023 Secured Term Loan has a term of six years, maturing in March 2029 and is for a maximum principal amount of $200.0 million which was fully drawn on March 28, 2023. The available facility amount shall be reduced quarterly by an amount of $8.3 million followed by a final balloon payment in March 2029. Interest on amounts drawn is payable at a rate of Comp SOFR + 210 BPS.
This loan facility is secured by first priority mortgages on a total of ten of our owned vessels.

Financial Covenants. All of the secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•    the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $35.0 million or $50.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater; and
•the borrower must maintain a minimum ratio of shareholder equity or value adjusted shareholder equity to total assets or value adjusted total assets of 30%.

Restrictive Covenants. The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred and is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring further indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Other than as stated, our compliance with the financial covenants listed above is measured as of the end of each fiscal quarter. As of September 30, 2023, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 125% to 135% of the outstanding indebtedness under the applicable facilities, the borrowers must either provide additional collateral or repay any amount in excess of 125% to 135% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31.

2020 Senior Unsecured Bonds

General. On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our previously outstanding 2017 Bonds. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the 2020 Bonds is payable at a fixed rate of 8.0% per annum, calculated on a 360-day year basis. Interest is payable semi- annually in arrears on March 10 and September 10 of each year.

Maturity. The 2020 Bonds mature in full on September 10, 2025 and become repayable on that date.

Optional Redemption. We may redeem the 2020 Bonds, in whole or in part at any time. Any 2020 Bonds redeemed; up until September 9, 2023 will be priced at the aggregate of the net present value (based on the Norwegian government bond rate plus 50 basis points) of 103.2% of par and interest payable up to September 9, 2023; from September 10, 2023 up until September 9, 2024, are redeemable at 103.2% of par; from September 10,
2024 up until March 9, 2025, are redeemable at 101.6% of par; and from March 10, 2025 to the maturity date are redeemable at 100% of par; in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement for the 2020 Bonds, (the “2020 Bond Agreement”)), the holders of 2020 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2020 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2020 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

• we and our subsidiaries maintain a minimum liquidity of no less than $35.0 million; and
• we and our subsidiaries maintain an Equity Ratio (as defined in the 2020 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of September 30, 2023, we were in compliance with all covenants under the 2020 Bonds.

Restrictive Covenants. The 2020 Bonds provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $60.0 million unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

On September 21 and 25, 2023 we purchased in aggregate of $9.0 million of the 2020 bond in the open market using cash on hand. These purchased 2020 bonds Bonds have not been canceled or redeemed and the Company intends to hold the bonds to maturity.

Lessor VIE Debt

In October 2019, we entered into a sale and leaseback transaction to refinance one of our vessels, Navigator Aurora¸ with a lessor, OCY Aurora Ltd, a special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a VIE. We are deemed under U.S. GAAP to be the primary beneficiary of the VIE, and as a result, we are required to consolidate the SPV into our results. The loan described below under “—Navigator Aurora Facility” relates to the VIE. Although we have no control over the funding arrangements of this entity, we are required to consolidate this loan facility into our financial results.

Upon the occurrence of a “Change of Control Event” (as defined in the sale and leaseback agreement), the lessor has an option to require us to repurchase Navigator Aurora at 103% of the outstanding lease amount, plus costs and expenses directly attributable to the termination of the lessor’s financing arrangements, such as break costs for swap arrangements.

Navigator Aurora Facility

In October 2019, the SPV, which owns Navigator Aurora, entered into secured financing agreements for $69.1 million consisting of a USD denominated loan facility, the “Navigator Aurora Facility”. The Navigator Aurora Facility is a seven year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd., The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd is the guarantor and Navigator Aurora is pledged as security. The Navigator Aurora Facility bears interest at 3-month Term SOFR, a credit adjustment spread, plus a margin of 185 basis points and is repayable by the SPV with a balloon payment on maturity. As of September 30, 2023, $43.0 million in borrowings were outstanding under the Navigator Aurora Facility (December 31, 2022, $48.1 million).

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2—Summary of Significant Accounting Policies to the 2022 Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage some of our interest rate risks. We do not use interest rate swaps or any other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to the impact of interest rate changes through borrowings that require us to make interest payments based on either SOFR or Libor. Our wholly-owned subsidiaries and certain of our vessel-owning subsidiaries are parties to secured term loan and revolving credit facilities that bear interest at a rate of U.S. Dollar Libor or SOFR plus 185 to 250 basis points. At September 30, 2023, $305.3 million of our outstanding debt was subject to interest rate swaps and therefore is not exposed to changes in interest rate movements, whereas $535.9 million was subject to variable interest rates. Based on this, a hypothetical increases in SOFR of 100 basis points would result in an increase of $5.4 million in annual interest expense on our indebtedness outstanding as of September 30, 2023.
We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.
Foreign Currency Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, most of our revenues are in U.S. Dollars although some charter hires are paid in Indonesian Rupiah. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in various currencies. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily the Euro, Pound Sterling, Danish Kroner, and Polish Zloty, and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cash flows and financial condition. We believe these adverse effects would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk during the third quarter 2023. However, we may enter into derivative or forward contracts to cover our foreign currency exposure in the future.
Inflation
We are exposed to increases in operating costs arising from various vessel operations, including crewing, vessel repair costs, drydocking costs, insurance and fuel prices as well as from general inflation and are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or COAs increases. In the case of the 47 vessels owned and commercially managed by us as of September 30, 2023, 33 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a further sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Credit Risk
We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate the concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At September 30, 2023, no more than four of our vessels were employed by the same charterer. We invest our surplus funds with reputable financial institutions, and at September 30, 2023 all such deposits had maturities of no more than three months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Balance Sheets
(Unaudited)

	December 31, 2022	September 30, 2023
	(in thousands, except share data)
Assets
Current Assets
Cash, cash equivalents and restricted cash	$153,194	$178,666
Accounts receivable, net of allowance for credit losses	$18,245	$17,079
Accrued income	$9,367	$12,029
Prepaid expenses and other current assets	$21,152	$24,721
Bunkers and lubricant oils	$8,548	$12,473
Insurance receivable	$1,452	$1,833
Amounts due from related parties	$16,363	$30,905
Total current assets	$228,321	$277,706
Non-current Assets
Vessels, net	$1,692,494	$1,782,245
Property, plant and equipment, net	$198	$56
Intangible assets, net of accumulated amortization	$239	$240
Equity method investments	$148,534	$156,818
Derivative assets	$21,955	$19,928
Right-of-use asset for operating leases	$3,625	$3,009
Prepaid expenses and other non-current assets	$1,372	$—
Total non-current assets	$1,868,417	$1,962,296
Total Assets	$2,096,738	$2,240,002
Liabilities and Stockholders’ Equity
Current Liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$99,009	$120,006
Current portion of operating lease liabilities	$219	$278
Accounts payable	$7,773	$9,527
Accrued expenses and other liabilities	$24,708	$18,396
Accrued interest	$4,211	$2,575
Deferred income	$23,108	$25,745
Amounts due to related parties	$595	$591
Total current liabilities	$159,623	$177,118
Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	$608,338	$700,318
Senior unsecured bond, net of deferred financing costs	$98,943	$90,238
Operating lease liabilities, net of current portion	$4,032	$3,994
Deferred tax liabilities	$4,250	$6,970
Amounts due to related parties	$48,140	$42,985
Total non-current liabilities	$763,703	$844,505
Total Liabilities	$923,326	$1,021,623
Commitments and Contingencies - Note 11
Stockholders’ Equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 73,285,088 shares issued and outstanding, (December 31, 2022: 76,804,474)	769	734
Additional paid-in capital	798,188	799,100
Accumulated other comprehensive loss	(463)	(103)
Retained earnings	364,000	377,237
Total Navigator Holdings Ltd. Stockholders’ Equity	1,162,494	1,176,968
Non-controlling interest	10,918	41,411
Total equity	1,173,412	1,218,379
Total Liabilities and Stockholders’ Equity	$2,096,738	$2,240,002
See accompanying notes to unaudited condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended September 30, (in thousands except share and per share data)		Nine months ended September 30, (in thousands except share and per share data)
	2022	2023	2022	2023
Revenues
Operating revenues	$93,960	$125,541	$300,231	$364,271
Operating revenues – Unigas Pool	9,615	12,227	34,508	37,479
Operating revenues – Luna Pool collaborative arrangements	3,238	—	15,768	7,355
Total operating revenue	106,813	137,768	350,507	409,105
Expenses
Brokerage commission	1,430	1,788	4,406	5,217
Voyage expenses	20,208	20,561	61,808	56,394
Voyage expenses – Luna Pool collaborative arrangements	3,643	19	15,183	5,561
Vessel operating expenses	38,663	39,565	115,342	124,236
Depreciation and amortization	32,842	32,353	95,661	96,374
General and administrative costs	6,137	7,357	19,050	22,335
Profit from sale of vessel	—	—	(358)	(4,941)
Other income	(60)	—	(258)	(96)
Total operating expenses	$102,863	$101,643	$310,834	$305,080
Operating Income	$3,950	$36,125	$39,673	$104,025
Other income/(expense)
Foreign currency exchange gain on senior secured bond	5,117	—	12,558	—
Unrealized gain / (loss) on non-designated derivative instruments	2,541	(972)	12,437	(2,028)
Write off of deferred financing costs	—	—	—	(171)
Interest expense	(13,166)	(18,189)	(36,857)	(48,543)
Interest income	170	1,768	369	3,647
(Loss) / Income before taxes and share of result of equity method investments	$(1,388)	$18,732	$28,180	$56,930
Income taxes	(426)	(1,120)	(1,490)	(4,269)
Share of result of equity method investments	4,673	3,771	17,933	15,067
Net Income	$2,859	$21,383	$44,623	$67,728
Net income attributable to non-controlling interest	(414)	(2,270)	(1,118)	(3,223)
Net Income attributable to stockholders' of Navigator Holdings Ltd.	$2,445	$19,113	$43,505	$64,505
Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Dividend Paid	$—	$0.05	$—	$0.05
Basic:	$0.03	$0.26	$0.56	$0.87
Diluted:	$0.03	$0.26	$0.56	$0.86
Weighted average number of shares outstanding:
Basic:	77,264,139	73,449,619	77,240,997	74,376,149
Diluted:	77,574,995	74,032,887	77,559,014	74,887,326

See accompanying notes to unaudited condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended September 30, 2022	Three months ended September 30, 2023	Nine months ended September 30, 2022	Nine months ended September 30, 2023
	(in thousands)		(in thousands)
Net income	$2,859	$21,383	$44,623	$67,728
Other comprehensive income
Foreign currency translation (loss)/income	(116)	308	(351)	360
Total comprehensive income	$2,743	$21,691	$44,272	$68,088
Total comprehensive income attributable to
Stockholders of Navigator Holdings Ltd.	$2,329	$19,421	$43,154	$64,865
Non-controlling interest	414	2,270	1,118	3,223
Total comprehensive income:	$2,743	$21,691	$44,272	$68,088

See accompanying notes to unaudited condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)

For the nine months ended September 30, 2023:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
January 1, 2023	76,804,474	$769	798,188	$(463)	364,000	10,918	1,173,412
Restricted shares issued March 15, 2023	47,829	1	—	—	—	—	1
Net income	—	—	—	—	64,505	3,223	67,728
Foreign currency translation	—	—	—	360	—	—	360
Investment by non-controlling interest	—	—	—	—	—	27,270	27,270
Repurchase of common stock	(3,567,215)	(36)	—	—	(47,598)	—	(47,634)
Share-based compensation plan	—	—	912	—	—	—	912
Dividend declared	—	—	—	—	(3,670)	—	(3,670)
September 30, 2023	73,285,088	$734	$799,100	$(103)	$377,237	$41,411	$1,218,379

For the three months ended September 30, 2023:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
June 30, 2023	73,502,021	$736	798,797	$(411)	364,796	39,141	1,203,059
Net income	—	—	—	—	19,113	2,270	21,383
Foreign currency translation	—	—	—	308	—	—	308
Investment by non-controlling interest	—	—	—	—	—	—	—
Repurchase of common stock	(216,933)	(2)	—	—	(3,003)	—	(3,005)
Share-based compensation plan	—	—	303	—	—	—	303
Dividend declared	—	—	—	—	(3,670)	—	(3,670)
September 30, 2023	73,285,088	$734	$799,100	$(103)	$377,237	$41,411	$1,218,379

NAVIGATOR HOLDINGS LTD.
For the nine months ended September 30, 2022:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
January 1, 2022	77,180,429	$772	$797,324	$(253)	$316,008	$3,603	$1,117,454
Restricted shares issued March 17, 2022	75,716	1	—	—	—	—	1
Restricted shares issued April 4, 2022	10,000	—	—	—	—	—	—
Restricted shares cancelled May 26, 2022	(2,006)	—	—	—	—	—	—
Net income	—	—	—	—	43,505	1,118	44,623
Foreign currency translation	—	—	—	(351)	—	—	(351)
Share-based compensation plan	—	—	669	—	—	—	669
September 30, 2022	77,264,139	$773	$797,993	$(604)	$359,513	$4,721	$1,162,396

For the three months ended September 30, 2022:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
June 30, 2022	77,264,139	$773	$797,800	$(488)	$357,068	$4,307	$1,159,460
Net income	—	—	—	—	2,445	414	2,859
Foreign currency translation	—	—	—	(116)	—	—	(116)
Share-based compensation plan	—	—	193	—	—	—	193
September 30, 2022	77,264,139	$773	$797,993	$(604)	$359,513	$4,721	$1,162,396
See accompanying notes to condensed unaudited consolidated financial statements.

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine months ended September 30, 2022	Nine months ended September 30, 2023
	(in thousands)
Cash flows from operating activities
Net income	$44,623	$67,728
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized (gains)/losses on non-designated derivative instruments	(12,437)	2,028
Depreciation and amortization	95,661	96,374
Payment of drydocking costs	(11,466)	(9,842)
Amortization of share-based compensation	670	912
Amortization of deferred financing costs	2,992	3,074
Share of result of equity method investments	(17,933)	(15,067)
Profit from sale of vessel	(358)	(4,941)
Unrealized foreign exchange gain on senior secured bonds	(12,558)	—
Other unrealized foreign exchange (loss)	(2,450)	(232)
Changes in operating assets and liabilities
Accounts receivable	9,788	1,166
Insurance claim receivable	(2,229)	(2,212)
Bunkers and lubricant oils	322	(3,925)
Accrued income and prepaid expenses and other current assets	(7,283)	(4,245)
Accounts payable, accrued interest, accrued expenses and other liabilities	(979)	(744)
Amounts due to related parties	5,157	(14,542)
Net cash provided by operating activities	91,520	115,532
Cash flows from investing activities
Additions to vessels and equipment	(2,793)	(191,727)
Contributions to equity method investments	—	(18,036)
Distributions from equity method investments	20,562	24,819
Purchase of other property, plant and equipment	(36)	(185)
Net proceeds from sale of vessels	26,449	20,720
Insurance recoveries	6,013	1,832
Net cash provided by/(used in) investing activities	50,195	(162,577)
Cash flows from financing activities
Proceeds from secured term loan facilities	—	323,561
Issuance costs of secured term loan facilities	—	(3,548)
Repurchase of share capital	—	(47,634)
Dividend paid	—	(3,670)
Purchase of senior unsecured bonds	—	(9,047)
Repayment of vessel financing to related parties	(4,770)	(5,155)
Repayment of secured term loan facilities and revolving credit facilities	(106,078)	(209,530)
Cash received from non-controlling interest	—	27,266
Net cash (used in)/provided by financing activities	(110,848)	72,243
Effect of exchange rate changes on cash, cash equivalent and restricted cash	2,007	274
Net increase in cash, cash equivalents and restricted cash	32,874	25,472
Cash, cash equivalents and restricted cash at beginning of period	124,223	153,194
Cash, cash equivalents and restricted cash at end of period	$157,097	$178,666
Supplemental Information
Total interest paid during the period, net of amounts capitalized	$33,820	$41,109
Total tax paid during the period	$1,420	$1,244
See accompanying notes to condensed unaudited consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements
(Unaudited)

1.     General Information and Basis of Presentation

General Information
Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of liquefied gas carriers. As of September 30, 2023, the Company owned and operated 56 gas carriers (the “Vessels”) each having a cargo capacity of between 3,770 cbm and 38,000 cbm, of which 25 were ethylene and ethane capable vessels.
The Company entered into a joint venture (the “Navigator Greater Bay Joint Venture”) with Greater Bay Gas Co. Ltd. (“Greater Bay Gas”) in September 2022, which has acquired two 17,000 cbm, 2018-built ethylene capable liquefied gas carriers and three 22,000 cbm, 2019-built ethylene capable liquefied gas carriers. The vessels are currently commercially managed through the in-house Luna Pool and technically managed by a third party, PG Shipmanagement of Singapore.
The Company owns a 50% share, through a joint venture (the “Export Terminal Joint Venture”), of an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel ( the “Ethylene Export Terminal”), capable of exporting in excess of one million tons of ethylene per year. Unless the context otherwise requires, all references in the consolidated financial statements to “our”,” we” and “us” refer to the Company.

Two of our vessels, Navigator Leo and Navigator Libra are on ten-year time charters to a Russian counterparty and these charters are scheduled to expire in December 2023. These time charters cannot be terminated earlier without the consent of both parties, unless the counterparty was to become a sanctioned entity or our dealings with that counterparty were to be otherwise prohibited by sanctions, which would render the charters void. The counterparty remains unsanctioned.

Basis of Presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and related Securities and Exchange Commission (“SEC”) rules for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In our opinion, all adjustments consisting of normal recurring items, necessary for a fair statement of financial position, operating results and cash flows have been included in the unaudited interim condensed consolidated financial statements and related notes. The unaudited interim condensed consolidated financial statements and related notes should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2022 included in our Annual Report on Form 20-F filed with the SEC on April 4, 2023 (the “2022 Annual Report”). The year-end condensed balance sheet data was derived from the audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results for the nine months ended September 30, 2023, are not necessarily indicative of results for the year ending December 31, 2023, or any other future periods.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, its subsidiaries and Variable Interest Entities (“VIE”) for which the Company is a primary beneficiary and are also consolidated (please read Note 14—Variable Interest Entities for additional information). All intercompany accounts and transactions have been eliminated in consolidation.

The results of operations are subject to seasonal and other fluctuations, and are therefore not necessarily indicative of results that may otherwise be expected for the entire year.

Management has evaluated the Company’s ability to continue as a going concern and considered the conditions and events that could raise substantial doubt about the Company’s ability to continue as a going concern within 12 months after these financial statements are issued. As part of the assessment, management has considered the following;

•the current financial condition and liquidity sources, including current funds available and forecasted future cash flows;
•any likely effects of global epidemics or other health crises, such as the COVID-19 pandemic;
•the effects of the conflict in Ukraine and the Gaza region on the Company’s business, including potential escalations or wider implications on other countries as well as possible effects of trade disruptions and the effects of the conflict between Israel and Hamas in the Gaza region;
•the environmental regulation affecting vessels' Energy Efficiency Existing Ship Index (“EEXI”); and
•the total capital contributions required for the Terminal Expansion Project.
Management has determined that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the 2022 Annual Report. There have been no material changes to these policies in the nine months ended September 30, 2023.

Recent Accounting Pronouncements

New accounting standards issued as of September, 30, 2023, may affect future reporting by Navigator Holdings Ltd. Refer to 2022 Annual Report for a comprehensive list of accounting pronouncements. There are no other new accounting pronouncements that are expected to have a material impact on the financial reporting by the Company for the nine months ended September 30, 2023.
2.     Operating revenues

The following table discloses operating revenues by contract type for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30, (in thousands)		Nine months ended September 30, (in thousands)
	2022	2023	2022	2023
Operating revenues:
Time charters	$61,067	$78,446	$173,589	$233,157
Voyage charters	32,893	47,095	126,642	131,114
Voyage charters from Luna Pool collaborative arrangement	3,238	—	15,768	7,355
Operating revenues from Unigas Pool	9,615	12,227	34,508	37,479
Total operating revenues	$106,813	$137,768	$350,507	$409,105

As of September 30, 2023, 33 of the Company’s 47 operated vessels (excluding the nine vessels operating within the Unigas Pool) were subject to time charters, 25 of which will expire within one year, three of which will expire within three years, and three of which will expire between three to five years from the balance sheet date. (December 31, 2022: 34 of the Company’s 44 operated vessels were subject to time charters, 25 of which will expire within one year, five of which will expire within three years and four of which will expire between three to five years). The estimated undiscounted cash flows for committed time charter revenues expected to be received on an annual basis for ongoing time charters, as of September 30, 2023 is as follows:

(in thousands)
Within 1 year:	$182,989
2 years:	$67,322
3 years:	$60,709
4 years:	$12,850
5 years:	$—

For time charter revenues accounted for under ASC 842, the amount of accrued income on the Company’s unaudited condensed consolidated balance sheets as of September 30, 2023, was $3.3 million (December 31, 2022: $3.9 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s unaudited condensed consolidated balance sheets as of September 30, 2023, was $24.2 million (December 31, 2022: $23.0 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from September 30, 2023.

Voyage Charter revenues
Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.

As of September 30, 2023, for voyage charters and contracts of affreightment, services accounted for under ASC 606, the amount of contract assets reflected within accrued income on the Company’s unaudited condensed consolidated balance sheets was $8.7 million (December 31, 2022: $8.6 million). Changes in the contract asset balance at the balance sheet dates reflect income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or contracts of affreightment.

The period opening and closing balance of receivables from voyage charters, including contracts of affreightment, was $5.1 million and $11.9 million, respectively, as of September 30, 2023 (December 31, 2022: $11.1 million and $5.1 million, respectively) and is reflected within net accounts receivable on the Company’s unaudited condensed consolidated balance sheets.

The amount allocated to costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences, was $2.2 million as of September 30, 2023 (December 31, 2022: $2.8 million) and is reflected within prepaid expenses and other current assets on the Company’s unaudited condensed consolidated balance sheets.

Voyage and Time charter revenues from Luna Pool collaborative arrangements
Revenues from the Luna Pool collaborative arrangements for the nine months ended September 30, 2022 and 2023, which are accounted for under ASC 808 – Collaborative Arrangements, represent our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool. These include revenues from voyage charters and contracts of affreightment, which are accounted for under ASC 606 in addition to time charter revenues, which are accounted for under ASC 842. This arrangement has ended with the acquisition of the five vessels by Navigator Greater Bay Joint Venture.

3.     Vessels

	Vessels (in thousands)	Drydocking (in thousands)	Total (in thousands)
Cost
January 1, 2023	$2,326,477	$62,035	$2,388,512
Additions to vessels and equipment	191,727	—	191,727
Additions	185	9,842	10,027
Write-offs of fully amortized assets	—	(2,059)	(2,059)
Disposals	(51,041)	(2,749)	(53,790)
September 30, 2023	$2,467,348	$67,069	$2,534,417
Accumulated Depreciation
January 1, 2023	670,495	25,523	696,018
Charge for the period	82,666	13,572	96,238
Write-offs of fully amortized assets	—	(2,059)	(2,059)
Disposals	$(37,585)	$(440)	$(38,025)
September 30, 2023	$715,576	$36,596	$752,172
Net Book Value
December 31, 2022	$1,655,982	$36,512	$1,692,494
September 30, 2023	$1,751,772	$30,473	$1,782,245

The cost and net book value of the 33 vessels that were contracted under time charter arrangements (please read Note 2—Operating Revenue for additional information) was $1,731.4 million and $1,193.4 million, respectively, as of September 30, 2023 (December 31, 2022: $1,776.0 million and $1,236.0 million, respectively, for 34 vessels contracted under time charters).

The net book value of vessels that serve as collateral for the Company’s secured term loan and revolving credit facilities (please read Note 5—Secured Term Loan Facilities and Revolving Credit Facilities, for additional information) was $1,480.8 million as of September 30, 2023 (December 31, 2022: $1,420.9 million).

The cost and net book value of vessels that are included in the table above and are subject to financing arrangements (please read Note 14—Variable Interest Entities for additional information) was $83.6 million and $63.5 million, respectively, as of September 30, 2023 (December 31, 2022: $83.6 million and $66.1 million, respectively).
The Navigator Greater Bay Joint Venture acquired one 17,000 cbm, a 2018-built ethylene capable liquefied gas carrier and three 22,000 cbm, 2019-built ethylene capable liquefied gas carriers during the nine months ended September 30, 2023 for an aggregate consideration of $191.7 million. These were financed by a $123.5 million drawdown on a secured term loan, a $27.3 million equity contribution from Greater Bay Gas and $40.9 million from the available Company's cash on hand.

On May 2, 2023, the Company sold and delivered its vessel, Navigator Orion, a 2000-built 22,085 cbm ethylene capable semi-refrigerated handysize carrier to a third party for $20.9 million, before broker commission.

4.     Equity Method Investments

Interests in investments are accounted for using the equity method and are recognized initially at cost and subsequently include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees.

As of December 31, 2022 and September 30, 2023, we had the following participation in investments that are accounted for using the equity method:

	December 31, 2022	September 30, 2023
	(in thousands)
Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)	50.00%	50.00%
Unigas International B.V. (“Unigas”)	33.33%	33.33%
Dan Unity CO2 A/S	50.00%	50.00%
Luna Pool Agency Limited (“Pool Agency”)	50.00%	50.00%

Export Terminal Joint Venture
In January 2018, the Company entered into definitive agreements creating the Export Terminal Joint Venture. As of September 30, 2023, we had contributed to the Export Terminal Joint Venture $154.5 million being our total share of the capital cost for the construction and expansion of the Ethylene Export Terminal.

Cumulative interest and associated costs capitalized on the investment in the Export Terminal Joint Venture are being amortized over the estimated useful life of the Ethylene Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of September 30, 2023 the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $5.6 million (December 31, 2022: $5.8 million). The costs amortized in both the nine months ended September 30, 2023, and 2022, was $0.2 million and this is presented in the share of results of the equity method investments within our consolidated statements of operations.

Share of results from equity method investments, excluding amortized costs, recognized in the share of results of equity method investments for the nine months ended September 30, 2023, was $15.0 million (nine months ended September 30, 2022: $17.9 million).

Unigas International B.V. (‘Unigas’)
Unigas based in the Netherlands is a commercial and operational manager of seagoing vessels capable of carrying liquefied petrochemical and petroleum gases on a worldwide basis. Unigas is the operator of the Unigas pool. The Company owns a 33.33% equity interest in Unigas and accounts for this using the equity method which was recognized initially at fair value, and subsequent to initial recognition, the consolidated financial statements includes the Company’s share of the profit or loss and other comprehensive income.

Dan Unity CO2 A/S
In June 2021, one of the Company’s subsidiaries entered into a shareholder agreement creating joint venture, Dan Unity CO2 A/S, a Danish entity, to undertake commercial and technical projects relating to seaborne transportation of CO2.

We account for our investment using the equity method and we exercise joint control over the operating and financial policies of Dan Unity CO2 A/S. As of September 30, 2023, we have recognized the Company’s initial investment at cost along with the Company’s share of the profit or loss and other comprehensive income of equity accounted investees. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.

Luna Pool Agency Limited
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. ("Greater Bay Gas”) to form and manage the Luna Pool. As part of the formation, Luna Pool Agency Limited, (the “Pool Agency”), was incorporated in May 2020. The pool participants jointly own the Pool Agency on an equal basis, and both have equal board representation. As of September 30, 2023, we have recognized the Company’s initial investment of one British pound in the Pool Agency within equity method investments on our consolidated balance sheets. The Pool Agency has no activities other than as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results, as it has no income, and its minimal operating expenses are reimbursed by the Pool Participants.

The table below represents movement in the Company’s equity method investments, as of December 31, 2022, and September 30, 2023:

	December 31, 2022	September 30, 2023
	(in thousands)
Equity method investments at January 1	$150,209	$148,534
Share of results	25,794	15,067
Distributions received from equity method investments	(27,469)	(24,819)
Capital contributions to equity investments	—	18,036
Total equity method investments at December and September	$148,534	$156,818

5.     Secured Term Loan Facilities and Revolving Credit Facilities

The following table shows the breakdown of all secured term loan facilities and total deferred financing costs split between current and non-current liabilities at December 31, 2022 and September 30, 2023:

	December 31, 2022	September 30, 2023
	(in thousands)
Current Liability
Current portion of secured term loan facilities	$101,558	$122,850
Less: current portion of deferred financing costs	(2,549)	(2,844)
Current portion of secured term loan facilities, net of deferred financing costs	$99,009	$120,006
Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion, excluding amount due to related parties	$612,349	$705,088
Amount due to related parties*	$48,140	$42,985
Less: non-current portion of deferred financing costs	$(4,011)	$(4,770)
Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$656,478	$743,303
*    Amount due to related parties relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we, as a variable interest entity, are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity.

March 2023 Secured Term Loan
On March 20, 2023, the Company entered into a senior secured term loan with Nordea Bank ABP, ABN AMRO Bank N.V. Skandinaviska Enskilda Banken AB (Publ), and BNP Paribas S.A. to refinance the June 2017 Secured Term Loan and Revolving Credit Facility and the October 2016 Secured Term Loan and Revolving Credit Facility that were due to mature in June and October 2023 respectively.
The March 2023 Secured Term Loan has a term of six years, maturing in March 2029 and is for a maximum principal amount of $200.0 million which was fully drawn on March 28, 2023. The available facility amount shall be reduced quarterly by an amount of $8.3 million followed by a final balloon payment in March 2029. Interest on amounts drawn is payable at a rate of SOFR plus 210 basis points.
This loan facility is secured by first priority mortgages on a total of ten of our owned vessels.

6.     Senior Unsecured Bonds

In September 2020, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full previously issued bonds. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

The 2020 Bonds bear interest at a rate of 8.0% per annum and mature on September 10, 2025. Interest is payable semi-annually in arrears on March 10 and September 10.

The following table shows the breakdown of our senior unsecured bonds and total deferred financing costs as of December 31, 2022 and September 30, 2023:

	December 31, 2022	September 30, 2023
	(in thousands)
Senior Unsecured Bonds
Total bonds cost	$100,000	$100,000
Less Treasury bonds	—	(9,000)
Less deferred financing costs	(1,057)	(762)
Total bonds, net of deferred financing costs	$98,943	$90,238

On September 21 and 25, 2023, we purchased an aggregate $9.0 million of the 2020 Bonds in the open market using cash on hand. These purchased 2020 Bonds have not been canceled or redeemed and the Company intends to hold the bonds to maturity..

7.     Derivative Instruments Accounted for at Fair Value

The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and September 30, 2023.

		December 31, 2022	September 30, 2023
		(in thousands)
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Fair Value Asset	Fair Value Asset
Interest rate swap agreements	Level 2	$21,955	$19,928

The Company uses derivative instruments in accordance with its overall risk management policy to mitigate the risk of unfavorable fluctuations in foreign exchange and interest rate movements.
The Company held no derivatives designated as hedges as of September 30, 2023 and December 31, 2022.
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.
Interest Rate risk
In July 2020, the Company entered into floating-to-fixed interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”) with a termination date of December 31, 2025, to run concurrently with the Terminal Facility. Under these agreements, the notional amount of the swaps are equal to 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is 3-month Libor, calculated on a 360-day year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively. As of September 30, 2023, the interest rate swaps had a fair value of $19.9 million (December 31, 2022, a fair value of $22.0 million) and there were unrealized losses of $2.0 million (December 31, 2022, an unrealized gain of $25.1 million) on the fair value of the swaps for the nine months ended September 30, 2023 (nine months ended September 30, 2022, an unrealized gain of $12.4 million).
The Company also has a number of existing vessel loan facilities with associated fixed interest rate swaps. These fixed interest rate swaps are entered into with the financial institutions which were lenders on the loan facilities, being: Banco Santander Chile SA and Deutsche Bank AG London. The fixed interest rate swaps cover 70% and 30% respectively of the notional value of the outstanding loan amounts in each tranche. The interest rate receivable by the Company under these interest rate swap agreements is SOFR, calculated on a 360-day year basis, which resets every three to six months in line with the dates of interest payments on the Term Loan Facilities. The interest rate payable by the Company under these interest rate swap agreements is in the range between 1.296% and 2.137% per annum.
All interest rate swaps above are remeasured to fair value at each reporting date and have been categorized as level two on the fair value measurement hierarchy. The remeasurement to fair value has no impact on the cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of September 30, 2023.
Foreign Currency Exchange Rate risk
All foreign currency-denominated monetary assets and liabilities are revalued and are reported in the Company’s functional currency based on the prevailing exchange rate at the end of the period. These foreign currency transactions fluctuate based on the strength of the U.S. Dollar. The remeasurement of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange differences which do not impact our cash flows.
Credit risk
The Company is exposed to credit losses in the event of non-performance by the counterparties to the interest rate swap agreements. As of September 30, 2023, the Company is exposed to credit risk as the interest rate swaps were in an asset position from the perspective of the Company. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency.
The fair value of our interest rate swap agreements is the estimated amount that we would pay / receive to sell or transfer the swap at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties. The estimated amount is the present value of future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The amount recorded as a derivative asset or liability could vary by a material amount in the near term if credit markets are volatile or if credit risk were to change significantly.
The fair value of our interest rate swap agreements at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in long-term benchmark interest, foreign exchange rates and the credit risk of the counterparties or the Company also materially impact the fair values of our swap agreements.

8.     Fair Value of Financial Instruments Not Accounted for at Fair Value

The principal financial assets of the Company as of September 30, 2023, and December 31, 2022 consist of cash, cash equivalents, and restricted cash and accounts receivable. The principal financial liabilities of the Company as of September 30, 2023, and

December 31, 2022, consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2020 Bond and does not include deferred financing costs.

The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.

The 2020 Bonds are classified as a level two liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to September 30, 2023. These trades are infrequent and therefore not considered to be an active market.

The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since they bear a variable interest rate, which is reset quarterly. This has been categorized at level two on the fair value measurement hierarchy as of September 30, 2023.

The following table includes the estimated fair value and carrying value of those assets and liabilities where the fair value does not approximate to carrying value. The table excludes cash, cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities because the fair value approximates carrying value and, for accounts receivable and payable, are due in one year or less.

		December 31, 2022		September 30, 2023
Financial Asset/Liability	Fair Value Hierarchy Level	Carrying Amount Asset /(Liability)	Fair Value Asset / (Liability)	Carrying Amount Asset /(Liability)	Fair Value Asset / (Liability)
		(in thousands)
2020 Bonds (note 6)	Level 2	(100,000)	(99,000)	(91,000)	(91,455)
Secured term loan facilities and revolving credit facilities (note 5)	Level 2	$(762,047)	$(762,047)	$(870,923)	$(870,923)

9.     Earnings per share

Basic earnings per share is calculated by dividing the net income available to common stockholders by the average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. The following table shows the calculation of both the basic and diluted number of weighted average outstanding shares for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2022	2023	2022	2023
Basic and diluted income available to common stockholders of Navigator Holdings Ltd. (in thousands)	$2,445	$19,113	$43,505	$64,505
Basic weighted average number of shares:	77,264,139	73,449,619	77,240,997	74,376,149
Effect of dilutive potential share options:	310,856	583,268	318,017	511,177
Diluted weighted average number of shares	77,574,995	74,032,887	77,559,014	74,887,326

10.     Share-Based Compensation

Share Awards

On March 15, 2023, under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) the Company granted a total of 47,829 restricted shares, 36,327 of which were granted to non-employee directors and 11,502 of which were granted to the officers and employees of the Company. The weighted average value of the shares granted was $12.45 per share. The restricted shares granted to the non-employee directors vest on the first anniversary of the grant date and the restricted shares granted to the officers and employees of the Company vest on the third anniversary of the grant date.

On March 17, 2023, 45,864 shares which were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $10.65 per share, vested at a fair value of $553,120. In addition on March 19, 2023, 12,159 shares which were granted in 2020 to officers and employees of the Company, all of which had a weighted average grant value of $7.90 vested at a fair value of $157,581.

On June 30, 2023, 15,627 shares which were previously granted to an officer of the Company under the 2013 Plan with a weighted average grant value of $9.84 per share, were accelerated to vesting at a fair value of $203,307.

On March 17, 2022, under the 2013 Plan the Company granted a total of 75,716 restricted shares, 57,402 of which were granted to non-employee directors and 18,314 of which were granted to the officers and employees of the Company. The weighted average value of all shares was $10.65 per share. The restricted shares granted to the non-employee directors vest on the first anniversary of the grant date and the restricted shares granted to the officers and employees of the Company vest on the third anniversary of the grant date. On April 4, 2022 the Company granted 10,000 restricted shares to an officer and employee of the Company with a weighted average grant value of $12.17 per share. In April 2022, two non-employee directors resigned from the Board of the Company, and the 11,538 restricted shares granted to them vested immediately upon their resignation at an aggregate fair value of $161,763.

In March 2022, 29,295 shares which were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $10.26 per share, vested at a fair value of $311,992. In addition, 28,497 shares granted in 2019 to officers and employees of the Company and 2,174 shares granted in March 2021 with a combined weighted average grant value of $11.00, vested at a fair value of $331,799.

Restricted share grant activity for the year ended December 31, 2022, and the nine months ended September 30, 2023, was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term
Balance as of January 1, 2022	103,487	$9.92	1.06 years
Granted	85,716	10.83
Vested	(71,504)	10.64
Forfeited	(2,006)	9.11
Balance as of December 31, 2022	115,693	$10.16	1.04 years
Granted	47,829	12.45
Vested	(73,650)	10.02
Balance as of September 30, 2023	89,872	$11.49	1.04 years

We account for forfeitures as they occur. Using the graded straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the unaudited condensed consolidated statement of operations over the period to the vesting date.

During the nine months ended September 30, 2023, the Company recognized $646,785 in share-based compensation costs relating to share grants (nine months ended September 30, 2022: $624,373). As of September 30, 2023, there was a total of $745,334 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2022: $619,869) which are expected to be recognized over a weighted average period of 1.04 years (December 31, 2022: 1.04 years).

Share options

Share options issued under the 2013 Plan are exercisable between the third and tenth anniversary of the grant date, after which they lapse. The fair value of any option issued is calculated on the date of the grant based on the Black-Scholes valuation model. Expected volatility is based on the historic volatility of the Company’s stock price and other factors. The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

The movements in the outstanding share options during the year ended December 31, 2022, and the nine months ended September 30, 2023, were as follows:

Options	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value
Balance as of January 1, 2022	310,856	21.37	$ —
Issuance during the year	10,000	9.24	27,200
Balance as of December 31, 2022	320,856	21.08	$—
Issuance during the period	262,412	15.45	1,180,854
Balance as of September 30, 2023	583,268	17.59	$1,207,654

The weighted-average remaining contractual term of options outstanding and exercisable at September 30, 2023 was 2.60 years (December 31, 2022: 2.40 years). During the nine months ended September 30, 2023, the Company recognized $220,128 in share-based compensation costs relating to options under the 2013 Plan (nine months ended September 30, 2022: a charge of $9,440 relating to options granted under the 2013 plan). As of September 30, 2023 there was $954,228 of total unrecognized compensation costs relating to non-vested options under the 2013 Plan. As of September 30, 2023, there were 310,856 share options that had vested but had not been exercised. The weighted average exercise price of the share options exercisable as of September 30, 2023 was $17.59 and (December 31, 2022, $21.08.)

The Company has employee stock purchase plans in place which is a savings-related share scheme where certain employees have the option to buy common stock at a 15% discount to the share price at the grant dates of August 8, 2022, July 9, 2021 and August 22, 2023. The employee stock purchase plans have three-year vesting periods, which will end on August 10, 2025, July 9, 2024 and August 22, 2026. No shares have been issued since the inception of the scheme. Using the Black-Scholes valuation model, the Company recognized compensation costs of $45,128 relating to employee stock purchase plans for the nine months ended September 30, 2023 (for the year ended December 31, 2022: $38,220).

11.     Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations as of September 30, 2023.

	2023	2024	2025	2026	2027	Thereafter	Total
	(in thousands)
Secured term loan facilities and revolving credit facilities	$34,996	$123,024	$292,616	$107,216	$67,540	$202,546	$827,938
Ethylene Export Terminal capital contributions (1)	25,000	79,000	2,348	—	—	—	106,348
2020 Bonds	—	—	100,000	—	—	—	100,000
Office operating leases(2)	73	986	1,226	1,020	1,219	—	4,524
Navigator Aurora Facility(3)	—	—	—	42,985	—	—	42,985
Total contractual obligations	$60,069	$203,010	$396,190	$151,221	$68,759	$202,546	$1,081,795

1     We have committed to invest further in terminal infrastructure, such as expanding our existing Ethylene Export Terminal. The remaining capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $106.3 million.
2     The Company occupies office space in London with a lease that commenced in January 2022 for a period of 10 years with a mutual break option in January 2027, which is the fifth anniversary of the lease commencement date. The annual gross rent under this lease is approximately $1.1 million, with an initial rent-free period of 27 months, of which 13 months of the rent free period is repayable in the event that the break option is exercised.
        The Company entered into a lease for office space in Houston that expires on March 31, 2025. The annual gross rent under this lease is approximately $60,000.
        The lease term for our representative office in Gdynia, Poland was revised during 2021 for an amended period to May 31, 2025. The gross rent per year is approximately $64,000.
    The Company occupies office space in Copenhagen, Denmark with a lease that commenced in September 2021 that expires in June 2025. The gross rent per year is approximately $180,000.
        The weighted average remaining contractual lease term for the above four office leases on September 30, 2023, was 3.16 years (December 31, 2022: 3.89 years).
3     The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 14—Variable Interest Entities to our consolidated financial statements.
12.     Operating Lease Liabilities

The Company’s unaudited condensed consolidated balance sheets include a right-of-use (“ROU”) asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s unaudited condensed consolidated balance sheet is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

The liabilities described below are for the Company’s offices in London, Gdynia, Copenhagen and Houston which are denominated in various currencies. At September 30, 2023, the weighted average discount rate across the four leases was 2.97% (December 31, 2022: 2.87%).

At September 30, 2023, based on the remaining lease liabilities, the weighted average remaining operating lease term was 3.13 years (December 31, 2022: 3.88 years).

Under ASC 842, the ROU asset is a non-monetary asset and is remeasured into the Company’s reporting currency of using the exchange rate for the applicable currency as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using current exchange rates, with changes recognized in a manner consistent with other foreign currency-denominated liabilities in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income.

A maturity analysis of the annual undiscounted cash flows of the Company’s operating lease liabilities as of December 31, 2022 and September 30, 2023, is presented in the following table:

	December 31, 2022	September 30, 2023
	(in thousands)
One year	$924	$728
Two years	1,246	1,256
Three years	1,209	1,062
Four years	1,211	1,478
Total undiscounted operating lease commitments	$4,590	$4,524
Less: Discount adjustment	(339)	(252)
Total operating lease liabilities	4,251	4,272
Less: current portion	(219)	(278)
Operating lease liabilities, non-current portion	$4,032	$3,994

13.     Cash, Cash Equivalents and Restricted Cash

The following table shows the breakdown of cash, cash equivalents and restricted cash as of December 31, 2022 and September 30, 2023:

	December 31, 2022	September 30, 2023
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents	$146,560	$168,618
Cash and cash equivalents held by VIE	108	1,410
Restricted cash	6,526	8,638
Total cash, cash equivalents and restricted cash	$153,194	$178,666
Amounts included in restricted cash represent cash in blocked deposit accounts that are required to be deposited in accordance with the terms of a number of secured term loans with banking institutions. These funds are not available for daily operational use.

14.     Variable Interest Entities

As of December 31, 2022 and September 30, 2023, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity with the power to direct the activities that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The Company owns 49% of the PT Navigator Khatulistiwa common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. By virtue of the accounting principle of consolidation, transactions between PT Navigator Khatulistiwa and the Company are eliminated on consolidation.

In October 2019, the Company entered into a sale and leaseback to refinance one of its vessels, Navigator Aurora with OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd. is a wholly owned subsidiary of Ocean Yield Malta Limited, whose parent is Ocean Yield ASA, a listed company on the Oslo stock exchange. The Company does not hold any shares or voting rights in OCY Aurora Ltd. Under U.S. GAAP the entity, OCY Aurora Ltd, is considered to be a VIE.

As of December 31, 2022, and September 30, 2023, the Company has consolidated 100% of OCY Aurora Ltd., the lessor variable interest entity (‘‘lessor VIE’’) that we have leased Navigator Aurora from under a sale and leaseback arrangement. The lessor VIE is a wholly-owned, newly formed special purpose vehicle (“SPV”) of a financial institution. The Company has concluded that it has a variable interest in the SPV because the bareboat charter has fixed price call options to acquire the Navigator Aurora from the SPV at various dates throughout the 13 year lease/bareboat charter term, commencing from the fifth year, initially at USD 44.8 million. The call options are considered to be variable interests as each option effectively transfers substantially all of the rewards from Navigator Aurora to us and limits the SPV’s ability to benefit from the rewards of ownership. The SPV is categorized under U.S. GAAP as a VIE and the Company has concluded it is the primary beneficiary and must therefore consolidate the SPV within its financial statements.

The Company has performed an analysis and concluded that the Company exercises power through the exercise of the call options in the lease agreement. The call options, although not an activity of the SPV, if exercised would significantly impact the SPV’s economic performance as the SPV owns no other revenue generating assets. The options transfer to the Company the right to receive benefits as they are agreed at a predetermined price. The SPV is protected from decreases in the value of the vessel, as if the vessel’s market value were to decline, the call option provides the SPV protection up to the point where it would not be economically viable for the Company to exercise the option. In addition, the Company has the power to direct decisions over the activities and care of the vessel which directly impact its value such as for the day-to-day commercial, technical management and operation of the vessel.

We own a 25% and 40% share in equity of Navigator Crewing Philippines Inc. (“NCPI”, “Navigator Crewing”) and Navigator Gas Services Philippines Inc. (“NSSPI”), respectively. These companies were established primarily to provide marine services as principals or agents to ship owners, ship operators, managers engaged in international maritime business and business support services, respectively.

The Company has determined that it has a variable interest in NCPI and NSSPI and is considered to be the primary beneficiary as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact NCPI’s and NSSPI’s economic performance.

As of September 30, 2023, the VIE’s had total assets and liabilities of $186.7 million and $67.4 million respectively which have been included in the Company’s consolidated balance sheet as of that date (December 31, 2022: $184.3 million and $68.8 million, respectively).
15.     Related Party Transactions

The following table summarizes our transactions with related parties for the three and nine months ended September 30, 2023 and 2022:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
	(in thousands)		(in thousands)
Net income / (expenses)
Luna Pool Agency Limited	$(13)	$(22)	$(49)	$(38)
Ocean Yield Malta Limited	(541)	(826)	(1,195)	(2,415)
Ultranav Business Support ApS	(287)	19	(590)	(90)
Naviera Ultranav Limitada	—	—	(15)	—
Norton Lilly International Inc	(1)	—	(131)	—
	$(842)	$(829)	$(1,980)	$(2,543)

The following table sets out the balances due from related parties as of December 31, 2022 and September 30, 2023:

	December 31, 2022	September 30, 2023
	(in thousands)
Due from Related Parties
Luna Pool Agency Limited	$12,334	$26,168
Unigas Pool	4,009	4,737
Dan Unity	20	—
	$16,363	$30,905

The following table sets out the balances due to related parties as of December 31, 2022 and September 30, 2023:

	December 31, 2022	September 30, 2023
	(in thousands)
Due to Related Parties
Ocean Yield Malta Limited	$48,684	$43,576
Naviera Ultranav Dos Limitada	51	—
	$48,735	$43,576

As of September 30, 2023, Ultranav International ApS is a 28.9% shareholder and was one of our principal shareholders. They may     exert considerable influence on the directors and other significant corporate actions.

Ultranav Business Support ApS: On August 4, 2021, in connection with the Company’s acquisition of the fleet and businesses of Othello Shipping Company S.A. and Ultragas ApS from Naviera Ultranav Limitada, the Company entered into a Transitional Services Agreement (“TSA”) with Ultranav Business Support ApS (“UBS”) to provide back office services, such as accounting and payroll, IT, treasury, financial controlling, tax and compliance, communications and CSR, HR, administrative and branding. The Company pays UBS a monthly fee for services provided. The TSA agreement with UBS can be terminated by the Company by giving six-months notice.

16. Subsequent Events

On November 13, 2023, the Company announced that the board of directors declared a cash dividend of $0.05 per share of the Company’s common stock for the third quarter of 2023, payable on December 21, 2023 to all shareholders of record as of the close of business New York time on December 7, 2023. The aggregate amount of the dividend is expected to be approximately $3.7 million, which the Company anticipates will be funded from cash on hand.

On October 25, 2023 the Company, together with Yara Growth Ventures, announced that each of them had successfully acquired a 14.5% interest in the Norwegian startup Azane Fuel Solutions AS (“Azane”) for 2.7 million EUR (approximately $3.0 million).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date:	By:	/s/ Gary Chapman
November 13, 2023	Name:	Gary Chapman
	Title:	Chief Financial Officer

Category: Financial